UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMERINST INSURANCE GROUP, LTD.
Full Name of Registrant

N/A
Former Name if Applicable

c/o Cedar Management Limited, 25 Church Street, Continental Building, P.O. Box HM 1601
Address of Principal Executive Office (Street and Number)

Hamilton, Bermuda HMGX
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AmerInst Insurance Group, Ltd. (the “Company”) has determined that it is unable to file its Form 10-Q for the quarter ended March 31, 2009 by the May 15, 2009 due date.

CNA Financial Corporation (“CNA”) and the Company are in the process of completing negotiations ending the Company’s longstanding relationship in the AICPA-sponsored professional liability insurance program. In addition, the Company is negotiating the commutation of prior years’ undetermined and unpaid liabilities whereby CNA will assume responsibility for these losses in exchange for a payment of some of the reserves which the Company had previously set aside. The Company does not expect to file its Form 10-Q for the quarter ended March 31, 2009 until the commutation and rescission negotiations are complete.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Irvin F. Diamond	(505)	998-3205
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Amerinst Insurance Group, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2009	By	/s/ Irvin F. Diamond
Irvin F. Diamond
Chairman of the Board

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The major estimates reflected in the Company’s financial statements include but are not limited to the liability for loss and loss adjustment expenses. The amount that the Company records as its liability for loss and loss adjustment expenses is a major determinant of net income each year. Because the Company has not completed its commutation and rescission negotiations with CNA and because the Company expects such settlement to have a material impact on its financial statements, including the amount it records as its liability for loss and loss adjustment expenses, the Company is unable to provide a reasonable estimate of its results of operations for the quarter ended March 31, 2009. Accordingly, the Company cannot at this time estimate what changes will be reflected in its first quarter 2009 results of operations compared to its first quarter 2008 results of operations.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).